Exhibit 99.1

BeyondSpring Provides Operational Update and First Quarter 2019 Financial Results

- New and Compelling Plinabulin Data Presented at Key Scientific Conferences -

- To Submit New Drug Applications (NDAs) in China for Both Non-Small Cell Lung Cancer (NSCLC) and Chemotherapy-Induced Neutropenia (CIN) in Q4 2019/Q1 2020 -

- To Submit NDAs in the U.S. for Both NSCLC and CIN in 2020 -

NEW YORK, July 10, 2019 – BeyondSpring Inc. (the “Company”) (NASDAQ:BYSI), a global biopharmaceutical company focused on the development of innovative cancer therapies, today announced its financial results for the three months ended March 31, 2019, and provided an update on its operations.

“In recent months, we presented new data on our lead asset, Plinabulin, at key scientific conferences that further support its potential to significantly improve cancer care,” said Lan Huang, Ph.D., Chairman, Chief Executive Officer and Co-Founder of BeyondSpring. “These exciting new data derived from our clinical trials and pre-clinical studies continue to build a strong profile for Plinabulin for the treatment of NSCLC and CIN, as well as a better understanding of its mechanism of action.”

“With our continued effort in advancing our clinical development, we expect to generate a steady flow of data from our studies in the next 6-9 months that will enable us to submit NDAs in China and the United States for NSCLC and CIN indications of Plinabulin in the near term.  Our at‑the‑market facility and our Chinese subsidiary 's recent financing has and will provide us additional funding to achieve this milestone” added Dr. Huang.

Select First Quarter 2019 and Recent Highlights

CIN (Study 105 & Study 106)

Study 105 (Intermediate-Risk Chemotherapy)

In May 2019, at the International Society for Pharmacoeconomics and Outcomes Research 2019 Conference, Dr. Douglas Blayney, global Principal Investigator for BeyondSpring’s CIN development program and Professor of Medicine at Stanford University Medical Center, presented data derived from the Phase 2 portion of Study 105 demonstrating that Plinabulin at 20mg/m2 has a similar efficacy profile in reducing docetaxel-induced neutropenia as Neulasta 6mg, while avoiding the patient-reported bone pain typically observed with Neulasta.

Study 106 (High-Risk Chemotherapy)

In June 2019, BeyondSpring announced that two abstracts were accepted for publication in the Proceedings of the 2019 ASCO Annual Meeting. The data, derived from the Phase 2 portion of Study 106, provided a strong rationale for the Plinabulin-G-CSF combination for the prevention of CIN for improved CIN control. Additionally, the Plinabulin-G-CSF combination nearly eliminated patients’ treatment-related bone pain.

BeyondSpring is currently preparing to initiate the Phase 3 portion of Study 106.

Mechanism of Action

In April 2019, BeyondSpring presented novel data relevant to predictive biomarkers for patient selection for Plinabulin at the American Association for Cancer Research Annual Meeting. At the same conference, BeyondSpring presented preclinical data demonstrating Plinabulin’s ability to reduce tumor-associated M2 macrophages, which are thought to support tumor cell survival and metastasis; as well as shift the phenotypic balance to one favoring M1 macrophages, which are thought to have anti-cancer properties.

Equity Offerings

Recently, BeyondSpring’s partially-owned Chinese subsidiary, Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchun Bulin”), which holds the intellectual property rights to Plinabulin in China and Hong Kong, has entered into definitive agreements for the sale of its equity interests (“Equity Purchase Agreements”) to certain investors led by Efung Capital, a leading healthcare venture capital fund. Under the Equity Purchase Agreements, Wanchun Bulin expects to sell equity interests representing 4.76% of the equity of Wanchun Bulin for aggregate cash consideration of RMB 100 million or approximately $14.5 million, before deducting offering expenses, to finance clinical and pre-clinical development and for general corporate purposes.

In May 2019, BeyondSpring entered into an Open Market Sale AgreementSM with Jefferies LLC to sell ordinary shares of the Company, with aggregate gross proceeds of up to $30 million from time to time, through at-the-market offerings. As of July 9, 2019, the Company has received $12.9 million through the at-the-market facility before deducting commissions and offering expenses.

Financial Results for the Three Months Ended March 31, 2019

Research and development (“R&D”) expenses were $6.3 million for the quarter ended March 31, 2019, compared to $14.1 million for the quarter ended March 31, 2018. The R&D expenses for the quarter ended March 31, 2019 decreased by $7.8 million, compared to the quarter ended March 31, 2018. This decrease was due to a $4.7 million decrease in non-cash share-based compensation expense, and a $3.1 million decrease in other R&D expenses. The $3.1 million decrease in other R&D expenses is largely attributable to a $1.5 million decrease in CRO and professional service expense, and a $1.6 million decrease in expenses for central laboratory service, clinical trial sites expense and data management service.

General and administrative (“G&A”) expenses were $1.6 million for the quarter ended March 31, 2019, compared to $0.7 million for the quarter ended March 31, 2018. The G&A expenses for the quarter ended March 31, 2019 increased by $0.9 million, compared to the quarter ended March 31, 2018. This increase was due to a $1.1 million increase in salary, wages and benefits expense and non-cash employee-restricted share compensation, offset by $0.2 million decrease in professional service expense.

Net loss attributable to the Company was $7.3 million for the quarter ended March 31, 2019, compared to $13.7 million for the quarter ended March 31, 2018.

At March 31, 2019, BeyondSpring had $1.96 million in cash, and believes the net proceeds from sales of ordinary shares under its at-the-market facility and the anticipated proceeds from recently announced subsidiary equity offering will be able to support its clinical trials and submit NDAs in China for Plinabulin for the treatment of CIN and NSCLC, and to advance its immuno-oncology pipeline and its ubiquitination protein degradation research platform.

Anticipated Milestones

The following outlines the Company’s key anticipated upcoming milestones and projected timelines.

•	Second interim analysis for Study 103 Phase 3 for NSCLC – Q4 2019/Q1 2020

•	Submit NDAs to China’s National Medical Products Administration for Plinabulin for NSCLC and CIN – Q4 2019/Q1 2020

•	Submit NDAs to the FDA for Plinabulin for NSCLC and CIN – 2020

About BeyondSpring

BeyondSpring is a global, clinical-stage biopharmaceutical company focused on the development of innovative immuno-oncology cancer therapies. BeyondSpring’s lead asset, Plinabulin, is in two Phase 3 global clinical programs, one as a direct anticancer agent in the treatment of non-small cell lung cancer (NSCLC) and the other in the prevention of chemotherapy-induced neutropenia (CIN). BeyondSpring has strong R&D capabilities with a robust pipeline in addition to Plinabulin, including three immuno-oncology assets and a drug discovery platform using the ubiquitination degradation pathway. The Company also has a seasoned management team with many years of experience bringing drugs to the global market.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “potential,” “suggest,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Specifically, these forward-looking statements include, but are not limited to, statements relating to the Company’s ability to establish its lead asset, Plinabulin, as a potentially superior new therapy for the treatment of chemotherapy-induced neutropenia and ability to advance its Phase 3 non-small cell lung cancer trial and earlier-stage programs, the potential for development and marketing of its product candidates, ability to advance its pipeline of immuno-oncology therapies and research activities, the potential effectiveness of Plinabulin, the potential for Plinabulin to address limitations in the current standard of care, the timing of clinical trials, receipt of clinical data or regulatory filings of the Company's product candidates, and the Company’s ability to continue as a going concern. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the anticipated amount needed to finance the Company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, its expectations regarding the potential safety, efficacy or clinical utility of its product candidates, or additional competition in the market, and other risk factors referred to in BeyondSpring’s current Form 20-F on file with the U.S. Securities and Exchange Commission. The forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Neulasta® is a registered trademark of Amgen, Inc.

Contact:

Investor Relations:
Stephen Kilmer
646.274.3580
stephen.kilmer@beyondspringpharma.com

Media Relations:

Caitlin Kasunich / Amy Singh
KCSA Strategic Communications
212.896.1241 / 212.896.1207
ckasunich@kcsa.com / asingh@kcsa.com

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2019

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	Note	December 31, 2018	March 31, 2019
		$	$ (Unaudited)
Assets

Current assets:
Cash		3,889	1,961
Advances to suppliers		1,209	1,066
Due from related parties	5	481	381
Prepaid expenses and other current assets		292	150
Total current assets		5,871	3,558

Noncurrent assets:
Property and equipment, net	3	282	263
Operating lease right-of-use assets	10	-	3,054
Other noncurrent asset		910	970
Total noncurrent assets		1,192	4,287

Total assets		7,063	7,845

Liabilities and equity

Current liabilities:
Accounts payable		9,586	8,966
Accrued expenses		5,495	7,872
Due to related parties	5	-	350
Current portion of operating lease liabilities	10	-	686
Other current liabilities		1,364	1,596
Total current liabilities		16,445	19,470

Noncurrent liabilities:
Long-term loans	4	-	2,980
Operating lease liabilities	10	-	2,427
Total noncurrent liabilities		-	5,407
Total liabilities		16,445	24,877

Equity (deficit):
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 23,184,612 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	7	2	2
Additional paid-in capital	7	170,950	171,321
Accumulated deficit	7	(178,760)	(186,053)
Accumulated other comprehensive gain (loss)	7	42	(111)

Total BeyondSpring Inc.’s shareholder’s deficit		(7,766)	(14,841)
Noncontrolling interests	7	(1,616)	(2,191)
Total deficit		(9,382)	(17,032)

Total liabilities and deficit		7,063	7,845

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019

 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

(Unaudited)

		Three months ended March 31,
	Note	2018	2019
		$	$

Revenue		-	-

Operating expenses:
Research and development		(14,074)	(6,330)
General and administrative		(728)	(1,639)

Loss from operations		(14,802)	(7,969)
Foreign exchange gain, net		332	173
Interest income		73	6
Interest expense		-	(37)
Other income		316	-

Loss before income tax		(14,081)	(7,827)
Income tax benefit	6	-	-

Net loss		(14,081)	(7,827)
Less: Net loss attributable to noncontrolling interests		(425)	(534)
Net loss attributable to BeyondSpring Inc.		(13,656)	(7,293)

Net loss per share
Basic and diluted	9	(0.61)	(0.32)
Weighted-average shares outstanding
Basic and diluted	9	22,211,762	23,029,362

Other comprehensive loss
Foreign currency translation adjustment loss		(65)	(194)
Comprehensive loss		(14,146)	(8,021)
Less: Comprehensive loss attributable to noncontrolling interests		(394)	(575)
Comprehensive loss attributable to BeyondSpring Inc.		(13,752)	(7,446)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019

 (Amounts in thousands of U.S. Dollars (“$”))

(Unaudited)

		Three months ended March 31,
	Note	2018	2019
		$	$

Operating activities:
Net loss		(14,081)	(7,827)
Adjustments to reconcile net loss to net cash from operating activities:
Share-based compensation	11	4,201	371
Depreciation expenses		12	23
Changes in operating assets and liabilities:
Advances to suppliers		61	143
Government grants		(307)	-
Due from related parties	5	-	100
Prepaid expenses and other current assets		(20)	123
Operating lease right-of-use assets		-	134
Other noncurrent assets		(122)	(60)
Accounts payable		1,010	(620)
Accrued expenses		305	2,377
Operating lease liabilities		-	(56)
Other current liabilities		2	232
Net cash used in operating activities		(8,939)	(5,060)

Investing activities:
Acquisitions of property and equipment		(13)	(4)
Net cash used in investing activities		(13)	(4)

Financing activities:
Proceeds from loans	4	-	2,986
Loans from related parties	5	-	350
Net cash provided by financing activities		-	3,336

Effect of foreign exchange rate changes, net		(179)	(200)

Net decrease in cash		(9,131)	(1,928)
Cash at beginning of period		27,481	3,889

Cash at end of period		18,350	1,961

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focused on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

As at March 31, 2019, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities

BeyondSpring Pharmaceuticals Inc.	Delaware, United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Shenzhen) Ltd.	The People’s Republic of China (“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”)	PRC	May 6, 2015	60%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

Beijing Wanchun Pharmaceutical Technology Ltd.. (“Beijing Wanchun”)	PRC	May 21, 2018	60%	Clinical trial activities

The accompanying unaudited interim condensed consolidated balance sheet as of March 31, 2019, the unaudited interim condensed consolidated statements of comprehensive loss for the three months ended March 31, 2018 and 2019, the cash flows for the three months ended March 31, 2018 and 2019, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2018. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the three months ended March 31, 2019 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2019. The consolidated balance sheet as of December 31, 2018 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future, and has primarily funded these losses through equity financings. The Company incurred a net loss of $7,827 during the three months period ended March 31, 2019 and has an accumulated deficit of $186,053 as of March 31, 2019. Net cash used in operations was approximately $5,060 for the three months period ended March 31, 2019, the Company had $1,961 of cash on hand, with current liabilities amounting to $19,470. Losses are anticipated in the ongoing development of the Company’s business and therefore there can be no assurance that the Company will be able to achieve profitability.

The continuing operations of the Company depend upon the Company’s ability to obtain necessary financing to fund its working capital requirement. These financial statements have been prepared in accordance with U.S. GAAP, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

In order to enable the Company to operate as a going concern in the foreseeable future, the Company will need, among other things, additional capital resources. There can be no assurance that capital will be available as necessary to meet the Company’s working capital requirements or, if the capital is available, that it will be on terms acceptable to the Company. The issuance of additional equity securities by the Company may result in dilution in the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans will be available, will increase the Company’s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success will be adversely affected including suspension of business operations. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to share-based compensation, clinical trial accrual, valuation allowance for deferred tax assets, estimating of useful life for property and equipment and estimating the incremental borrowing rates for operating lease liabilities. Estimates are periodically reviewed in light of changes in circumstances, facts and experiences. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Government grants

Government grants relating to assets are recognized in the consolidated balance sheets upon receipt and amortized as other income over the weighted average useful life of the related assets. Government grants relating to income that involves no conditions or continuing performance obligations of the Company are recognized as other income upon receipt. Government grants for Dalian Wanchun Pharmaceutical Co., Ltd. (“Wanchun Pharma”) amounting to $316 (RMB2,000) were received in December 2014. The government grant was transferred to Wanchunbulin since Wanchun Pharma was liquidated in August 2015. The Company previously included the government grant under current liabilities as the amendment procedures for changing the beneficiary to Wanchunbulin was still under review of the local government. During the three months ended March 31, 2018, the Company obtained approval from local government and became eligible for the government grant and recorded the government grant as other income in the consolidated statements of comprehensive loss during the current period.

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2— Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3— Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Company primarily include cash, due from related parties, due to related parties, accounts payable and long-term loans. Except for the long-term loans, the carrying values of these financial instruments approximated their fair value due to their short term nature as of December 31, 2018 and March 31, 2019.

As of March 31, 2019, the total carrying amount of long-term loans was $2,980, compared with an estimated fair value of $2,989. The fair value of the long-term debt is estimated by discounting cash flows using interest rates currently available for debts with similar terms and maturities (Level 2 fair value measurement).

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Leases

The Company determines if an arrangement is a lease at inception. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component based on the Company’s policy election to combine lease and non-lease components for its leases. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Company’s lease portfolio consists entirely of operating leases as of March 31, 2019. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

At the commencement date of a lease, the Company determines the classification of the lease based on the relevant factors present and records right-of-use (“ROU”) assets and lease liabilities. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Company’s leases is not typically readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise that option.

Operating leases are included in operating lease right-of-use assets and lease liabilities on the condensed consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.

Leases with an initial lease term of 12 months or less are not recorded on the condensed consolidated balance sheets. Lease expense for these leases is recognized on a straight-line basis over the lease term.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Recent accounting pronouncements

New accounting standard which have been implemented

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-2, Leases. Subsequently, the FASB issued ASU 2018-1, Land Easement Practical Expedient, which provides an optional transition practical expedient for land easements, ASU 2018-10, Codification Improvements to Topic 842, Leases, which clarifies certain aspects of the guidance issued in ASU 2016-2; ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides an additional transition method and a practical expedient for separating components of a contract for lessors, ASU 2018-20, Leases (Topic 842)- Narrow-Scope Improvements for Lessors, which allows certain accounting policy elections for lessors; and ASU 2019-1, Leases (Topic 842): Codification Improvements, which clarifies certain aspects of the guidance (collectively, the “Lease ASUs”). The Lease ASUs require lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance was effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. Leases will be classified as finance or operating, with the classification affecting the pattern and classification of expense recognition. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial adoption. The guidance permits entities to choose to use either its effective date or the beginning of the earliest period presented in the financial statements as its date of initial application.

The Company adopted the new standard effective January 1, 2019 using the modified retrospective transition approach and did not restate comparative periods. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. Upon adoption, the Company recognized a lease liability of $3,169, with corresponding ROU assets of $3,188 based on the present value of the remaining minimum rental payments under existing operating leases. The difference between the lease liability and right-of-use asset relates to the reversal of existing prepaid rent balance of $19. The adoption of the standard did not have material impact on the Company’s condensed consolidated statements of operations or cash flows.

In June 2018, the FASB issued ASU 2018-7, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-7”). This update expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. This update also specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. This update is effective in fiscal years, including interim periods, beginning after December 15, 2018. There was no material impact to the Company’s consolidated financial statements from adopting this standard.

Impact of adopted accounting standards

The cumulative effect of changes made to the Company’s condensed consolidated balance sheet as of January 1, 2019 for the adoption of the Lease ASUs were as follows:

	Balance at December 31, 2018	Adjustments due to Lease ASUs	Balance at January 1, 2019
	$	$	$

Assets:
Prepaid expenses and other current assets	292	(19)	273
Operating lease right-of-use assets	-	3,188	3,188
Liabilities:
Current portion of operating lease liabilities	-	605	605
Operating lease liabilities	-	2,564	2,564

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

3.	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2018	March 31, 2019
	$	$
		(Unaudited)

Office equipment	143	143
Laboratory equipment	111	115
Motor vehicles	23	23
Leasehold improvements	109	109

	386	390
Less: accumulated depreciation	(104)	(127)

Property and equipment, net	282	263

Depreciation expenses for the three months ended March 31, 2018 and 2019 were $12 and $23, respectively.

4.	Long-term loans

On January 21, 2019, the Company obtained a loan with a principal amount of $1,493 (RMB10,000) from a third party, which bears an annual interest rate of 15% and is guaranteed by the Founder, Mr. Linqing Jia. The original maturity date of the loan was April 20, 2019, which was extended to October 20, 2020 pursuant to a supplementary agreement entered into on April 21, 2019.

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears an annual interest rate of 120.0% of the three-year loan interest rate quoted by the People’s Bank of China. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. The maturity date of the loan is March 28, 2022.

5.	Related party transactions

Loan to a related party

In December 2018, the Company provided an interest-free loan amounting to $481 to Dr. Ramon Mohanlal, the Chief Medical Officer of the Company. $100 of the loan has been repaid in February 2019 and the remaining amount was fully repaid in April 2019.

 BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

5.	Related party transactions (continued)

Loan from related parties

In March 2019, the Company borrowed interest-free loans totalling $350 from Lan Huang, the Chief Executive Officer, Gordon Schooley, the Chief Regulatory Officer, and Yue Jia, the International Finance Manager. The maturity date of these loans is December 31, 2019.

6.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the three months ended March 31, 2018 and 2019.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. No material unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

7.	Equity (deficit)

The movement of equity (deficit) is as follows:

	BeyondSpring Inc.’s shareholders
					Accumulated other
			Additional				Non	Total
	Ordinary share		paid-in	Accumulated	comprehensive	Subtotal	controlling	equity
	Shares	Amount	capital	deficit	(loss) gain		interests	(deficit)
		$	$	$	$	$	$	$

Balances at January 1, 2019 (audited)	23,184,612	2	170,950	(178,760)	42	(7,766)	(1,616)	(9,382)
Share-based compensation	-	-	371	-	-	371	-	371
Foreign currency translation adjustment loss	-	-	-	-	(153)	(153)	(41)	(194)
Net loss	-	-	-	(7,293)	-	(7,293)	(534)	(7,827)

Balances at March 31, 2019 (unaudited)	23,184,612	2	171,321	(186,053)	(111)	(14,841)	(2,191)	(17,032)

Balances at January 1, 2018 (audited)	22,530,702	2	151,147	(123,891)	(182)	27,076	960	28,036
Share-based compensation	(75,000)	-	4,199	-	-	4,199	2	4,201
Foreign currency translation adjustment gain	-	-	-	-	(96)	(96)	31	(65)
Net loss	-	-	-	(13,656)	-	(13,656)	(425)	(14,081)

Balances at March 31, 2018 (unaudited)	22,455,702	2	155,346	(137,547)	(278)	17,523	568	18,091

8.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employees benefits, which were expensed as incurred, were $12 and $15 for the three months ended March 31, 2018 and 2019, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

9.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended March 31,
	2018	2019

Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	(13,656)	(7,293)
Denominator:

Weighted average number of ordinary shares outstanding —basic and diluted	22,211,762	23,029,362

Net loss per share —basic and diluted	(0.61)	(0.32)

The effects of restricted shares and share options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the three months ended March 31, 2018 and 2019.

10.	Lease

The Company has operating lease for offices in the United States and China with remaining lease term of approximately 4.75 years and 1 year, respectively. The operating lease in China includes option to extend the leases that have not been included in the calculation of the Company’s lease liabilities and ROU assets. Total lease expenses were $68 and $202 for the three months ended March 31, 2018 and 2019, respectively.

Supplemental balance sheet information related to leases was as follows:

As of March 31, 2019
$

Operating lease right-of-use asset	3,054

Current portion of operating lease liabilities	686
Operating lease liabilities	2,427
Total lease liabilities	3,113

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

10.	Lease (continued)

Maturities of operating lease liabilities are as follows:

$

Nine months ending December 31, 2019	668
Year ending December 31, 2020	780
Year ending December 31, 2021	786
Year ending December 31, 2022	789
Year ending December 31, 2023	793
Total lease payments	3,816
Less imputed interest	(703)

Present value of lease liabilities	3,113

Other supplemental information related to leases is summarized below:

Three months ended March 31, 2019
$

Operating cash flows used in operating lease	124

As of March 31, 2019

Weighted average remaining lease term (years)	4.65
Weighted average discount rate	9.05%

The Company adopted the Lease ASUs effective January 1, 2019 and did not restate prior periods. The undiscounted future minimum payments under non-cancelable operating leases as of December 31, 2018, prior to the adoption of the Lease ASUs was as follows:

$

Year ending December 31, 2019	792
Year ending December 31, 2020	798
Year ending December 31, 2021	786
Year ending December 31, 2022	789
Year ending December 31, 2023	793

Total	3,958

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

11.	Share-based compensation

The following table summarizes total share-based compensation expense recognized for the three months ended March 31, 2018 and 2019:

	Three months ended March 31,
	2018	2019

	$	$
	(Unaudited)	(Unaudited)

Research and development	4,873	156
General and administrative	(672)	215

Total	4,201	371

12.	Subsequent events

On April 26, 2019, the Company entered into an agreement with Shenzhen Sangel Zhichuang Investment Co., Ltd., to borrow $1,000, which bears an annual interest rate of 15% and is guaranteed by the Founder, Mr. Linqing Jia. The Company has fully drawn down the loan of $1,000 in April 2019.

On May 21, 2019, the Company entered into a sales agreement with Jefferies LLC (“Jefferies”) to act as an agent in selling the Company’s ordinary shares in an at-the-market offering program up to an aggregate offering proceeds of $30,000 on mutually agreed terms. As of July 9, 2019, the Company has received gross proceeds of $12,920 on those ordinary shares already sold.

In June and July 2019, certain investors entered into investment agreements with Wanchunbulin to invest $14,537 (RMB100,000) for a 4.76% equity interest of Wanchunbulin. To date, the above transactions have not yet been completed.